Exhibit 3.2

INSTITUTIONAL FINANCIAL MARKETS, INC.

ARTICLES OF AMENDMENT

(Effecting a reverse stock split and increase in par value)

Institutional Financial Markets, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Corporation’s charter (the “Charter”) is hereby amended to provide that, at the Effective Time (as defined below), every ten shares of the Corporation’s common stock, $0.001 par value per share (the “Common Stock”), which were issued and outstanding immediately prior to the Effective Time, shall automatically and without any action on the part of the respective holders thereof, be combined and converted into one issued and outstanding share of Common Stock, $0.01 par value per share (the “Reverse Stock Split”).  Any stockholder who otherwise would be entitled to receive fractional shares of Common Stock as a result of the Reverse Stock Split shall be entitled to receive from the Corporation cash in lieu of such fractional shares in an amount equal to the product of (i) the number of such fractional shares, multiplied by (ii) the volume weighted average closing price of the Common Stock on the five trading days prior to, and excluding, September 1, 2017, as reported by the NYSE American LLC.

SECOND: The amendment to the Charter as set forth in Article FIRST was approved by a majority of the entire Board of Directors of the Corporation and was limited to a change expressly authorized by Section 2-309(e)(2) of the Maryland General Corporation Law without action by the stockholders.

THIRD: The Charter is hereby amended to provide that, at the Effective Time, the par value of the shares of Common Stock shall be increased from $0.001 per share to $0.01 per share.

FOURTH: The amendment to the as set forth in Article THIRD was approved by a majority of the entire Board of Directors of the Corporation and was limited to a change expressly authorized by Section 2-605(a)(2) of the Maryland General Corporation Law without action by the stockholders.

FIFTH: These Articles of Amendment are effective as of September 1, 2017 at 5:00 p.m. Eastern Daylight Time (the “Effective Time”).

SIXTH: The undersigned Chief Executive Officer of the Corporation acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Signature page follows.]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its Chief Executive Officer and attested by its Senior Vice President, General Counsel and Secretary as of the 30th day of August, 2017.

ATTEST:		INSTITUTIONAL FINANCIAL MARKETS, INC.

/s/ RACHAEL FINK		/s/ LESTER R. BRAFMAN
Name:	Rachael Fink	Name:	Lester R. Brafman
Title:	Senior Vice President, General Counsel and Secretary	Title:	Chief Executive Officer